Exhibit 99.1

Free translation of correspondence from Petros

Rio de Janeiro July 29 2010

Ms. Edina Biava

Investor Relations Manager

BRF — Brasil Foods S.A.

Av. Escola Politécnica 760

Jaguaré

05350-901 São Paulo SP

Reference: Declaration of Acquisition of a Relevant Shareholding Stake

Dear Ms. Biava,

We wish to inform you, for all intents and purposes, that on July 22 2010, our shareholding stake reached the percentage of 10.02% of the common shares of BRF- BRASIL FOODS S.A. as shown below:

Share Code	Quantity of shares held by Petros	% Stake in Share Type
BRFS3	87,480,530	10.02

2. The Fundação Petrobras de Seguridade Social — Petros is a closed-end complementary pension fund with registered offices at Rua do Ouvidor, 98, Centro, Rio de Janeiro, RJ, CEP 20040-030 and is registered in the corporate tax register (CNPJ/MF) under number 34.053.942/0001-50.

3. The purpose of the acquisition of the stake in the company is as a long-term investment in BRF-Brasil Foods S.A. in order to obtain financial gains arising from its expected growth and is not designed to change the composition of the control or management structure of the Company.

4. It should be pointed out that Petros has neither subscription bonds nor subscription rights on shares and call options on shares, nor does it hold convertible debentures issued by BRF Brasil Foods S.A.

5. As the Company will be aware, Petros is signatory to a voting agreement with respect to the following matters, among others: (1) election of the Executive Officers and Members of the Board of Directors and the Fiscal Council and (2) matters mentioned in Article 136 of the Brazilian Corporate Law, including decisions relative to dividends, corporate reorganizations, corporate purpose and other questions.

6. For any other additional clarifications or comments which you believe necessary on the subject, please contact us as follows: Luís Carlos Fernandes Afonso, e-mail: lcafonso@petros.com.br  or by calling telephones  55-21 2506-0587 or  55 21 2506-0588.

Sincerely,

Luis Carlos Fernandes Afonso

Financial and Investments Director